SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 001-36625

CyberArk Software Ltd.

(Translation of registrant’s name into English)

CyberArk Software Ltd.

94 Em-Ha’moshavot Road

Park Azorim, P.O. Box 3143

Petach Tikva 4970602, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

On February 12, 2015, CyberArk Software Ltd. (the “Company”), issued a press release entitled “CyberArk Announces Strong Fourth Quarter and Full Year 2014 Results.” A copy of this press release is furnished as Exhibit 99.1 herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: February 13, 2015	By:	/s/ Joshua Siegel
		Name:	Joshua Siegel
		Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated February 12, 2015, titled, “CyberArk Announces Strong Fourth Quarter and Full Year 2014 Results.”

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